UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CNinsure Inc.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G2352K 108
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS CDH Inservice Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		124,688,540[1] ordinary shares. Each of CDH China Growth Capital Fund II, L.P. and CDH China Growth Capital Holdings Company Limited may also be deemed to have sole voting power with respect to such shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		124,688,540[1] ordinary shares. Each of CDH China Growth Capital Fund II, L.P. and CDH China Growth Capital Holdings Company Limited may also be deemed to have sole dispositive power with respect to such shares.

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

124,688,540 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 Including (i) 91,600,000 ordinary shares of the issuer, and (ii) 33,088,540 ordinary shares of the issuer in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.

Page 2 of 8 Pages

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS CDH China Growth Capital Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		124,688,540[2] ordinary shares. Each of CDH Inservice Limited and CDH China Growth Capital Holdings Company Limited may also be deemed to have sole voting power with respect to such shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		124,688,540[2] ordinary shares. Each of CDH Inservice Limited and CDH China Growth Capital Holdings Company Limited may also be deemed to have sole dispositive power with respect to such shares.

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

124,688,540 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
2 Including (i) 91,600,000 ordinary shares of the issuer, and (ii) 33,088,540 ordinary shares of the issuer in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.

Page 3 of 8 Pages

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS CDH China Growth Capital Holdings Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		124,688,540[3] ordinary shares. Each of CDH China Growth Capital Fund II, L.P. and CDH Inservice Limited may also be deemed to have sole voting power with respect to such shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		124,688,540[3] ordinary shares. Each of CDH China Growth Capital Fund II, L.P. and CDH Inservice Limited may also be deemed to have sole dispositive power with respect to such shares.

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

124,688,540 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
3 Including (i) 91,600,000 ordinary shares of the issuer, and (ii) 33,088,540 ordinary shares of the issuer in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.

Page 4 of 8 Pages

CUSIP No.	G2352K 108
Item 1(a). Name of Issuer:
CNinsure Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
9/F, Yinhai Building
No. 299 Yanjiang Zhong Road
Guangzhou, Guangdong 510110
People’s Republic of China
Item 2(a). Name of Person Filing:
CDH Inservice Limited
CDH China Growth Capital Fund II, L.P.
CDH China Growth Capital Holdings Company Limited
Item 2(b). Address of Principal Business Office or, if None, Residence:
For all reporting persons herein:
c/o CDH Investment Advisory Private Limited
One Temasek Avenue
#18-02, Millenia Tower
Singapore 039192
Item 2(c). Citizenship:
CDH Inservice Limited — British Virgin Islands
CDH China Growth Capital Fund II, L.P. — Cayman Islands
CDH China Growth Capital Holdings Company Limited — Cayman Islands
Item 2(d). Title of Class of Securities:
Ordinary Shares
Item 2(e). CUSIP Number:
G2352K 108
Item 3. Not Applicable

Page 5 of 8 Pages

CUSIP No.	G2352K 108
Item 4. Ownership:
The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2010:

				Shared	Sole power to
			Sole power	power to	dispose or to	Shared power
	Amount		to vote or	vote or to	direct the	to dispose or to
	beneficially	Percent	direct the	direct	disposition	direct the
Reporting Person	owned:	of class:	vote:	the vote:	of:	disposition of:
CDH Inservice Limited	124,688,540	12.3%	124,688,540	0	124,688,540	0
CDH China Growth Capital Fund II, L.P.	124,688,540	12.3%	124,688,540	0	124,688,540	0
CDH China Growth Capital Holdings Company Limited	124,688,540	12.3%	124,688,540	0	124,688,540	0
CDH Inservice Limited is the record owner of 124,688,540 ordinary shares of the issuer, consisting of 91,600,000 ordinary shares and 33,088,540 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer. CDH China Growth Capital Fund II, L.P. (“CDH Fund II”) owns 100% of the total outstanding shares of CDH Inservice Limited. CDH China Growth Capital Holdings Company Limited (“CDH Growth Capital Holdings”) is the general partner of CDH Fund II and has the power to direct CDH Fund II as to the voting and disposition of shares directly and indirectly held by CDH Fund II.
The investment committee of CDH Growth Capital Holdings comprises Shangzhi Wu, Shuge Jiao and Xinlai Liu. Changes to the investment committee require the approval of the directors of CDH Growth Capital Holdings. The directors of CDH Growth Capital Holdings are nominated by the principal shareholders of CDH Growth Capital Holdings, being (i) an affiliate of Capital Z Partners, (ii) an affiliate of the Government of Singapore Investment Corporation, and (iii) China Diamond Holdings II, L.P., a British Virgin Islands limited partnership controlled by senior members of the CDH Fund II investment team. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Shangzhi Wu, Shuge Jiao and Xinlai Liu may be deemed to share beneficial ownership of the ordinary shares held by CDH Inservice Limited. Such persons disclaim such beneficial ownership.
Item 5. Ownership of Five Percent or Less of a Class:
Not applicable

Page 6 of 8 Pages

CUSIP No.	G2352K 108
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable
Item 8. Identification and Classification of Members of the Group:
Not applicable
Item 9. Notice of Dissolution of Group:
Not applicable
Item 10. Certification:
Not applicable

Page 7 of 8 Pages

CUSIP No.	G2352K 108
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2011

CDH Inservice Limited	By:	/s/ Shangzhi Wu
		Name:	Shangzhi Wu
		Title:	Director

CDH China Growth Capital Fund II, L.P.	By:	CDH China Growth Capital Holdings Company Limited, its General Partner

	By:	/s/ Shangzhi Wu
		Name:	Shangzhi Wu
		Title:	Director

CDH China Growth Capital Holdings Company Limited	By:	/s/ Shangzhi Wu
		Name:	Shangzhi Wu
		Title:	Director

Page 8 of 8 Pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement